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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

February 24, 2021

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed February 12, 2021
File No. 333-251342

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 23, 2021 with respect to the registration statement on Form F-1, as amended to date, filed on February 12, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised filing (the “Amended Filing”), filed concurrently with this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-1 filed February 12, 2021

General

1. We note your response to our prior comment 6 and reissue it in part. Please disclose in the prospectus and in the agreements themselves whether or not the exclusive forum provisions apply to actions arising under the Securities Act or Exchange Act. If they do so apply, please further revise the prospectus to describe the provisions, discuss the risks of such provisions to investors, and address any uncertainty about the enforceability of such provisions. We also note that you have revised the agreements to state that the the exclusive forum provisions do not apply to the Exchange Act "or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum"; however the agreements are silent on any claims that may be brought under the Securities Act. In this light, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If you determine not to revise the agreements to state whether the exclusive forum provisions apply to claims under the Securities Act, tell us how you will inform investors in future filings of this fact.

Response: The Company acknowledges the Staff’s comment and has revised pages 22 and 64 of the Amended Filing, by adding risk factor disclosures and additional disclosures in the description of the Series A and Series B Warrants, respectively. In addition, the Company has revised respective Sections 5(e) in each of Exhibit 4.2 and 4.3 to the Registration Statement, respectively, to provide that such provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

2. We note your disclosure on page 72 that matters of British Virgin Islands tax law discussed in the Taxation section are the opinion of Ogier. Please file Ogier's tax opinion as an exhibit. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment above, a copy of the Ogier tax opinion is filed as an Exhibit 8.2 to the Amended Filing.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Zhenyu Wu, CFO